Exhibit 99.1

Originally adopted March 7, 2022; amended and restated effective November 10, 2026

AMENDED AND RESTATED CHANGE OF CONTROL BONUS PLAN

The Bonus Plan was originally adopted effective March 7, 2022, and Exhibit A was revised effective September 1, 2026. The Bonus Plan is hereby amended and restated effective November 10, 2026. This amendment and restatement is a continuation of, and not a new or replacement arrangement for, the Bonus Plan; does not alter any Participant’s Percentage Interest or other substantive rights or obligations; and does not amend Section 13.2.

1. Purpose. The purpose of this Change of Control Bonus Plan (the “Bonus Plan”) is to reinforce and encourage the continued attention and dedication of certain employees of the entity that originally adopted the Bonus Plan on March 7, 2022, together with any successor to its rights, duties and obligations under the Bonus Plan (the “Company”), by providing bonus payments to those employees upon a Change of Control (as defined below).

2. Effectiveness. The Bonus Plan originally became effective on March 7, 2022, upon its approval by the Board (as defined below). This amended and restated Bonus Plan is effective as of November 10, 2026.

3. Definitions. The following terms as used in the Bonus Plan shall have the meanings set forth in this Section 3.

“Administrator” means the Board or any committee, officer or other person designated by the Board to administer the Bonus Plan.

“Board” means the board of directors or other governing body of the Company, including the member or manager of any successor to the entity that originally adopted the Bonus Plan.

“Bonus Pool” means the sum of the Percentage Interests granted to Participants.

“Cause” means with respect to a person, (a) any willful misconduct by him or her in connection with his or her employment, that results in material harm to the Company, or any willful failure by him or her to perform his or her employment responsibilities, as applicable, in the best interests of the Company that is not remedied within ten (10) business days after written notice thereof is provided to him or her by the Company, (b) the conviction of him or her of, or the entry of a pleading of guilty or nolo contendere by him or her to, any crime involving moral turpitude or any felony, or (c) the breach by him or her of the terms and conditions of any employment noncompetition, nondisclosure, nonsolicitation or assignment of inventions agreement between him or her and the Company, all as determined in good faith by the Administrator.

“Organizational Documents” means the certificate of incorporation, certificate of formation, limited liability company agreement, bylaws or other governing documents of the Company in effect from time to time.

“Change of Control” means any (i) reorganization or merger of the Company with or into any other corporation or corporations, in which the Shareholders immediately prior to the transaction hold less than fifty percent (50%) of the voting stock of the surviving company immediately after the transaction, (ii) sale, transfer, lease, license or other disposition (but not including a transfer by pledge or mortgage to a bona fide lender) of all or substantially all of the assets, intellectual property or technology of the Company, or (iii) transaction or series of related transactions to which the Company is a party in which the Shareholders immediately prior to the transaction hold less than fifty percent (50%) of the voting stock immediately after the transaction(s). Transfer of a Shareholder’s shares due to death, disability or for estate planning purposes shall not constitute a Change of Control.

“Closing” means the closing of a Change of Control. If a series of transactions constitute a Change of Control, “Closing” means the first closing that satisfies the threshold of the definition for a Change of Control.

“Closing Consideration” means the sum of any cash and the fair market value of any securities (or other property), as determined by the Administrator to be received by the Company or the Shareholders at or within thirty (30) days following the Closing, that would be, but for the existence of the Bonus Plan, legally available for payment or distribution to the Shareholders.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contingent Consideration” means the sum of any cash and the fair market value of any securities (or other property), as determined by the Administrator to be received by the Company or the Shareholders in connection with a Change of Control but which is not payable at Closing but instead, the receipt of which is contingent upon the passage of time or the occurrence or non-occurrence of some future event(s) or circumstance(s), including any consideration subject to an escrow, a purchase price adjustment or an earn-out.

“Net Closing Consideration” means the Closing Consideration and Contingent Consideration.

“Participant” means each participant set forth on Exhibit A.

“Percentage Interest” means a grant to a Participant, pursuant to the Bonus Plan, of a percentage of the Net Closing Consideration and, if any, the Contingent Consideration.

“Shareholders” means the shareholders or other equityholders of the Company immediately prior to the applicable Change of Control.

“Transaction Bonus” means a Percentage Interest payable to a Participant under the Bonus Plan.

4. Administration.

4.1	Administrator. The Bonus Plan shall be administered by the Administrator.

4.2	Authority of the Administrator. Subject to the provisions of the Bonus Plan and the Organizational Documents, the Administrator shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Bonus Plan.

4.3	Administrator Liability. All acts of the Administrator hereunder in its capacity as such shall be deemed to be acts on behalf of the Company and not of the Administrator individually. The Administrator shall not be liable, in its capacity as the Administrator, for any liability with respect to the Bonus Plan or any Transaction Bonus or otherwise, or for any error of judgment, or any act done or step taken or omitted by it in good faith, or for any mistake in fact or applicable Law, and shall be indemnified by the Company against all such claims, actions and liabilities, along with any costs and expenses related thereto, including reasonable attorneys’ fees.

4.4	Forfeiture of Percentage Interest. Unless otherwise expressly permitted in writing by the Administrator, the Percentage Interest allocated to any Participant shall automatically be forfeit upon the termination of the Participant’s employment with the Company by (a) the Participant by resignation or (b) the Company, for Cause or for the death or disability for more than six months of the Participant. If the Participant is terminated Without Cause, the Participant shall be eligible for the Bonus Plan for twelve (12) months after the date of termination. If a Participant forfeits his or her Percentage Interest in accordance with this Section 4.4, then his or her Percentage Interest, at the discretion of the Administrator, may be reallocated among the other Participants or to additional employees.

4.5	Non-Transferable. Percentage Interests are not assignable or transferable, except by will or by laws of descent. No Participant shall have the right to sell, assign, transfer, pledge, gift, encumber, hypothecate or otherwise dispose of his or her right in or to any Percentage Interest (or payments in respect thereof) in any manner, except by will or by the laws of descent as specifically contemplated in the Bonus Plan, nor shall the rights of any Participant be subject to claims of his or her creditors other than the Company, or be liable to attachment, execution or other process of law. Any attempted sale, assignment, transfer, pledge, encumbrance, hypothecation, gift or other disposition of a Participant’s right in or to the Percentage Interest (or payments in respect of the Percentage Interest), except by will or by the laws of descent and distribution as specifically contemplated in the Bonus Plan, shall be null and void and without effect and shall automatically result in the forfeiture of the Percentage Interest by that Participant.

4.6	No Representations or Warranties. No representation or warranty is made with respect to the value, if any, of any Percentage Interest allocated under the Bonus Plan. The obligations under the Bonus Plan are solely obligations of the Company, and no Shareholder, director or officer of the Company shall have any personal liability for any obligation under the Bonus Plan.

5. Eligibility. Only employees listed on Exhibit A shall be eligible to participate in the Bonus Plan. Exhibit A may be amended from time to time by an authorized officer of the Company designated by the Administrator, subject to the terms of the Bonus Plan, including Section 13.2.

6. Terms and Conditions of the Transaction Bonuses.

6.1	Allocation of Aggregate Amount of Transaction Bonuses. The allocation of the Transaction Bonus amount to be awarded shall be determined in accordance with the then-applicable Exhibit A showing the Percentage Interest of each Participant under the Bonus Plan.

6.2	Additional Eligibility Requirements. Notwithstanding anything herein to the contrary, no Participant shall be entitled to receive a Transaction Bonus under the Bonus Plan until after the Closing. Subject to Section 4.4, a Participant must provide continuous service to the Company until immediately prior to the Closing in order to be eligible to receive a Transaction Bonus under the Bonus Plan. Prior to the payment of any Transaction Bonus under the Bonus Plan, a Participant must execute and not revoke during any applicable revocation period, a general release of all claims against the Company, its successor(s) and the affiliates of the Company and its successor(s) in a form acceptable to the Company. If any Participant fails to execute the release or the release fails to become non-revocable within thirty (30) days following the Closing, then the Transaction Bonus amount allocable to that Participant shall be eliminated from the Bonus Pool amount and shall be returned to the Company and/or the Shareholders.

6.3	Payment of Transaction Bonuses. Transaction Bonuses shall be paid as follows:

(a)	except as provided in Sections 6.3(d) and 6.3(e) below, any Transaction Bonus based on Closing Consideration shall be payable at or within thirty (30) days of the Closing;

(b)	A Transaction Bonus based on Contingent Consideration shall be paid within sixty (60) days of the date it is received by the Company or Shareholders. No person shall have any liability to the Participants for failure to earn or maximize Contingent Consideration;

(c)	If the payments of Closing Consideration plus any Contingent Consideration are equal to or greater than $25,000,000, then, with respect to any portion of the Net Closing Consideration that was not paid at Bonus Level Two, the Participants eligible to receive a bonus hereunder shall be paid the difference between what they actually received as a bonus hereunder and what they would have received if the Closing Consideration and any Contingent Consideration payments had been paid at Bonus Level Two rather than Bonus Level One.

(d)	The Administrator shall have authority to hold back a percentage of any Closing Consideration or Contingent Consideration to cover indemnity claims or other expenses to the same extent amounts are withheld from payments or distributions to Shareholders; and

(e)	any of the Bonus Pool amount not paid in accordance with this Section 6.3 because of forfeiture of Percentage Interests by Participants, not reallocated by the Administrator under Section 4.4, shall be returned to the Company and/or Shareholders.

6.4	Form of Payment. The Transaction Bonus shall be payable in the form (or forms) of consideration being paid to the Shareholders in connection with the Change of Control. The Company will endeavor to pay the Transaction Bonus in cash at least to the extent sufficient to permit a Participant to satisfy the Participant’s state, local and federal income tax and employment tax liability with respect to the Participant’s Transaction Bonus as calculated based on the highest applicable marginal income tax rate in effect at the time the Transaction Bonus is paid.

7. Withholding Taxes. All amounts payable hereunder shall be subject to applicable state, federal and local income, employment and excise tax withholding.

8. No Employment Rights. No provision of the Bonus Plan shall be construed to give any person any right to become, to be treated as or to remain an employee.

9. No Equity Interest. Neither the Bonus Plan nor any allocation of Percentage Interests under the Bonus Plan creates or conveys any equity or ownership interest in the Company.

10. Payments Not Deemed to be Salary; No ERISA Plan. No payment payable under the Bonus Plan shall be deemed salary or other compensation to any Participant for purposes of computing benefits to which a Participant may be entitled under any vacation, disability, profit sharing, pension plan or other arrangement of the Company for the benefit of employees or independent contractors except as may otherwise be specifically provided for by such plan or other arrangement. The Bonus Plan is intended to constitute an “unfunded” plan for incentive compensation, and is not intended to constitute a plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Nothing contained in the Bonus Plan and no action taken pursuant to the provisions of the Bonus Plan shall create or be considered to create a trust or fund, or any obligation to fund or otherwise secure the payment of any amounts due under the Bonus Plan, or any kind of fiduciary relationship between the Company and any Participant or any of its other employees or a security interest of any kind in any property of the Company in favor of any Participant or any other person.

11. Parachute Payments. Notwithstanding anything herein to the contrary, if any payment or benefit a Participant would receive from the Company pursuant to the Bonus Plan or otherwise (a “Payment”) would (a) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (b) but for this Section 11, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Payment shall be equal to either (i) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax (the “Reduced Amount”) or (ii) the entire Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes), results in the Participant’s receipt, on an after-tax basis, of the greatest amount of the Payment to the Participant. If a reduction in the Payment is to be made, (x) the Payment will be paid only to the extent permitted under clause (i), and the Participant will have no rights to any additional payments and/or benefits constituting the Payment, and (y) reduction in payments and/or benefits will occur in the following order: (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits payable to the Participant. In the event that acceleration of vesting of equity award compensation is to be reduced, the acceleration of vesting will be cancelled in the reverse order of the date of grant of the Participant’s equity awards. In no event will the Company or any Shareholder be liable to any Participant for any amounts not paid as a result of the operation of this Section 11. The accounting firm engaged by the Company for general tax purposes as of the day prior to the Closing will perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the acquiring company or otherwise refuses to make the calculations, the Company will appoint a nationally recognized tax firm to make the determinations required under this Section 11. The Company will bear all expenses with respect to the determinations by the firm required to be made under this Section 11. The accounting firm engaged to make the determinations under this Section 11 will provide its calculations, together with detailed supporting documentation, to the Company and the Participants within fifteen (15) days before the Closing (if requested at that time by the Company or a Participant) or other reasonable time as requested by the Company or a Participant. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it will furnish the Company with documentation reasonably acceptable to the Company that no Excise Tax will be imposed with respect to the Payment. Any good faith determinations of the accounting firm made under this Section 11 will be final, binding and conclusive upon the Company and the Participants. In connection with any Change of Control, the Company will seek to obtain the shareholder approval described in Section 280G of the Code, so that the “parachute payment” provisions of Section 280G of the Code do not apply to the payments made to a Participant as a result of the allocation of Percentage Interests to the Participant under the Bonus Plan.

12. Section 409A. Although the Company makes no guarantee with respect to the tax treatment of any Transaction Bonus under the Bonus Plan and shall not be responsible in any event with regard to non-compliance with Section 409A of the Code, and the treasury regulations and other official guidance promulgated thereunder (“Code Section 409A”), the Bonus Plan and any Transaction Bonus payable under the Bonus Plan are intended to comply with, or be exempt from, the requirements of Code Section 409A. To the extent that the Bonus Plan is not exempt from the requirements of Code Section 409A, it is intended to comply with the requirements of Code Section 409A and shall be limited, construed and interpreted in accordance with such intent. Furthermore, the Contingent Consideration is intended to comply with the transaction-based compensation provisions under Code Section 409A. Notwithstanding the foregoing, in no event whatsoever shall the Company be liable for any additional tax, interest, income inclusion or other penalty that may be imposed on any Participant by Code Section 409A or for damages for failing to comply with Code Section 409A.

13. Duration and Amendments.

13.1	Term of the Bonus Plan. The Bonus Plan shall be effective as of the date it is approved by the Board. The Bonus Plan shall terminate upon the earlier to occur of (a) the payment of all amounts payable under the Bonus Plan; or (b) the closing of an initial public offering of the Company’s Common Stock.

13.2	Right to Amend the Bonus Plan. Except as provided in the Bonus Plan, the Bonus Plan may be amended at any time or from time to time by the Board; provided, however, that no such amendment shall impair the then-existing rights of a Participant with regard to the Bonus Plan (including without limitation his or her rights to properly allocate Percentage Interests) absent (a) his or her consent or (b) the approval by the Participants holding at least a majority of the Percentage Interests held by all Participants. This Section 13.2 may only be amended with the unanimous consent of the Participants then holding Percentage Interests.

14. Execution. To record the adoption of this amended and restated Bonus Plan, the Company has caused its authorized representative to execute the Bonus Plan.

15. Choice of Law. All questions concerning the construction, validation and interpretation of the Bonus Plan will be governed by the law of the Commonwealth of Massachusetts without regard to its conflict of laws provisions.

16. Dispute Resolution. Any controversy, claim or dispute arising out of or relating to the Bonus Plan (other than any controversy, claim or dispute arising out of the interpretation and construction of the Bonus Plan, which shall be in the sole authority and discretion of the Administrator) shall be settled by arbitration administered by the American Arbitration Association. The arbitration proceedings shall be conducted before one neutral arbitrator. The place of the arbitration shall be Boston, Massachusetts. The arbitrator will have no authority to award punitive damages but will have the authority to make awards incorporating relief of an equitable nature. The arbitrator shall apply the laws of the Commonwealth of Massachusetts except where that law is contrary to the provisions of this Section 16.

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IN WITNESS WHEREOF, the Company has caused this amended and restated Bonus Plan to be executed effective as of November 10, 2026.

THE COMPANY
By: Natera, Inc., its sole member

By:	/s/ Michael Brophy
Name:	Michael Brophy
Title:	Chief Financial Officer

EXHIBIT A

Effective September 1, 2026

Name	Bonus Level One: Percentage Interest of Closing Consideration is less than $25,000,000	Bonus Level Two: Percentage Interest of Closing Consideration is equal to or greater than $25,000,000
Participant 1	2.00%	3.00%
Participant 2	1.00%	1.50%
Participant 3	0.33%	0.50%
Participant 4	1.16%	1.75%